HIMALAYA SHIPPING LTD. NOTICE OF A SPECIAL GENERAL MEETING OF THE SHAREHOLDERS MONDAY, AUGUST 10, 2026 NOTICE IS HEREBY given that a Special General Meeting of the Shareholders (the “Meeting”) of Himalaya Shipping Ltd. (the “Company”) will be held at the Company’s Registered Office located at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda and electronically via Microsoft Teams on Monday, August 10, 2026 at 9:00 a.m. local time for the following purpose, which is more completely set forth in the accompanying information statement: To consider the following Company proposal: 1. To reduce the Share Premium account of the Company by US$ 28,500,000, by the transfer of US$ 28,500,000 from the Share Premium account to the Company’s Contributed Surplus account, with effect from August 10, 2026. By Order of the Board of Directors Mi Hong Yoon Secretary Dated: June 9, 2026 Notes: 1. The Board has fixed the close of business on June 22, 2026, as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. 2. Information concerning solicitation and voting for the Meeting, in connection with the business proposal, is available on the Company’s website at https://himalaya-shipping.com under the ‘Investor Relations’ section. Shareholders can request hard copies free of charge upon request by writing to us at: 2nd Floor, The S.E. Pearman Building, 9 Par-la- Ville Road, Hamilton HM 11, Bermuda, or send an email to: my@himalaya-shipping.com. 3. A Shareholder will not be entitled to attend unless prior written notice of the intention to attend and vote in person* or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a copy of that power of attorney certified by a notary public, is sent to the Company Secretary at my@himalaya-shipping.com, to reach the Registered Office by not later than 48 hours before the time for holding the Meeting. * At the time of publication of this Notice, it is anticipated that the Meeting will be conducted as a hybrid meeting, which means the Shareholders are able to join and participate in the meeting either physically in person at the Registered Office, or via electronic remote participation. We strongly encourage Shareholders to participate remotely and submit a proxy in advance electronically to ensure your shares are voted at the Meeting. If a Shareholder chooses to attend the Meeting remotely, please contact the Company Secretary at my@himalaya-shipping.com no later than 48 hours prior to the Meeting, who will provide the Microsoft Teams link and dial-in details in advance of the Meeting. Additionally, please pre-submit any questions to the Board and these will be answered at the Meeting. 4. Each of the resolutions set out above will require the affirmative vote of a simple majority of the votes cast at the Meeting. 5. A Form of Proxy is enclosed for use by holders of shares held through the VPS in Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

The following information is applicable to holders of shares registered in the United States only: The Company is pleased to furnish its proxy materials for the Meeting to its shareholders via the internet. The Company believes that this e-distribution notice and proxy process will expedite shareholders’ receipt of proxy materials, lower the costs and reduce the environmental impact of the Meeting. Accordingly, the Company will provide shareholders of record and beneficial owners with instructions on how to access the Meeting materials via the Internet and how to vote online. YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF HIMALAYA SHIPPING LTD. TO BE HELD ON AUGUST 10, 2026. COMPANY PROPOSAL PROPOSAL 1 - REDUCTION OF SHARE PREMIUM ACCOUNT At the Meeting, the Board, pursuant to the provisions of section 46 of the Companies Act, will ask the Shareholders to approve a reduction of US$ 28,500,000 in the Company’s Share Premium account (referred to as additional paid-in capital in the financial statements of the Company) and to credit the same amount resulting from this reduction to the Company’s Contributed Surplus account. The Share Premium account is the amount of share capital which exceeds the aggregate par value of the Company’s outstanding Common Shares of par value US$1.00 each. The primary purpose of this proposal is to increase the Company’s ability to declare and make cash distributions to its Shareholders. As at June 9, 2026, the balance of the Company’s Share Premium Account was US$28,555,773. The Board of Directors therefore proposes to reduce the Share Premium account by US$28,500,000, by transferring such amount of the Share Premium to the Company’s Contributed Surplus account, with effect as of August 10, 2026 (the “Effective Date”). This will enable the Board to declare and pay cash distributions as long as the Company is solvent and the realisable value of its assets exceeds its liabilities, and the Company’s operations and earnings otherwise allow the Board, at its sole discretion, to declare such cash distributions in the future. Any dividends and/or cash distributions declared in the future will be at the sole discretion of the Board and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities. The timing and amount of dividends and/or cash distributions, if any, is at the discretion of the Board and the Company cannot guarantee that its Board will declare dividends and/or cash distributions in the future. Under Bermuda law, a company may not pay dividends or make cash distributions out of share premium. In addition, section 54 of the Companies Act provides that a company may not declare or pay a dividend, or make a distribution out of contributed surplus if there are reasonable grounds for believing that (a) the company is, or would after the payment, be unable to pay its liabilities as they become due; or (b) the realisable value of the Company’s assets would thereby be less than its liabilities. The Company’s Bye-laws provide that subject to the Companies Act, the Company may by Resolution authorise the reduction of its issued share capital or any share premium or contributed surplus account in any manner whatsoever. On the date as from which the reduction is to have effect, a confirmation of solvency shall be provided by an appropriate officer, confirming that on that date the Company is solvent and after the reduction will be able to pay its liabilities as they become due as required by the Companies Act. Within 30 days after the date such reduction of the share premium is effective, the Company, as required under section 46(5) of the Companies Act, will file a memorandum with the office of the Bermuda Registrar of Companies (the “Registrar”), notifying the Registrar of compliance with the Companies Act. OTHER BUSINESS Management knows of no business that will be presented for consideration at the Special General Meeting other than that stated in the Notice of Special General Meeting. By Order of the Board of Directors Mi Hong Yoon Secretary

Himalaya Shipping Ltd. (the “Company”) Form of Proxy for use at Special General Meeting to be held on August 10, 2026. I/We ……………………………………………………………………………………………………… Of ………………………………………………………………………………………………………….. being (a) holder(s) of ………………………………… Common Shares of US$1.00 each of the above-named Company on the record date of June 22, 2026, hereby appoint the duly appointed Chairman of the meeting or ………………………… to act as my/our proxy at the Special General Meeting of the Company to be held on August 10, 2026 or at any adjournment thereof, and to vote on my/our behalf as directed below. Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion. Proposal For Against Abstain 1. To approve a reduction of the Share Premium account of the Company by US$28,500,000, by the transfer of US$28,500,000 of the Share Premium to the Company’s Contributed Surplus account, with effect from August 10, 2026. Date ……………………………….. Signature ……………………………………………… Notes: 1. A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him/her. 2. Proxies appointed by a single Shareholder need not all exercise their vote in the same manner. 3. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members. 4. In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorized officer or attorney. 5. If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialed. 6. This Proxy Form should be completed and sent to the following address not later than 48 hours before the time for holding the meeting. DNB Bank ASA Registrars Dept. Postboks 1600 Sentrum 0021 Oslo, Norway Tel: +47 23 26 80 16 Or via email to: vote@dnb.no